Exhibit 99.1

Procaps Group Reports Third Quarter and Nine Months 2022 Results

Constant currency Net Revenues Increased by 15% year-over-year in the 9M22 and by 11% in the 3Q22, signaling a strong demand across our businesses

MIAMI, USA – BARRANQUILLA, COL – November 14, 2022 – Procaps Group S.A. (NASDAQ: PROC) (“Procaps”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today announced its financial results for the three months ended September 30, 2022 (“3Q22”) and the nine months ended September 30, 2022 (“9M22”).

“Demand remains robust for RX and consumer health products as well as for all our CDMO products, and gross margin remained strong despite the challenging macro scenario we have been facing. We have continued to invest and prepare the company for the organic and inorganic growth that is about to come, and we expect to see continued revenue growth and improved operating leverage,” said Rubén Minski, CEO of Procaps.

Highlights 9M22 & 3Q22

Product Development & Market Expansion

●	Capacity expansion plans in the United States continue as planned with the ongoing construction of the new gummy manufacturing facility in Florida

●	Commencement of operations of West Palm Beach facility providing R&D services

●	Renewal rate of 24% in 9M22

●	140+ products launched during 9M22 in the regions where we operate

●	Expected to close Grupo Somar acquisition before year-end

Financial Highlights

●	Net revenues totaled $110 million for 3Q22, an increase of 3% vs.3Q21, and an increase of 11% on a constant currency basis, thanks to the positive performance of RX, OTC and CDMO products. Net revenues totaled $309 million in 9M22, a 9% increase vs. 9M21, and an increase of 15% on a constant currency basis.

●	Gross profit for 3Q22 increased by 9% vs. 3Q21, totaling $68 million, with a 61% gross margin, and a 17% increase in 9M22 vs. 9M21, amounting to $187 million.

	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Net Revenues	110	107	3%	308	283	9%
FX Impact on Net Revenues	(8)	-	-7%	(16)	-	-5%
Constant Net Revenues	118	107	11%	325	283	15%

Management Commentary

Procaps Chief Executive Officer, Ruben Minski, commented:

“The third quarter was highlighted by our ongoing pace of innovative new products launches and product rollouts to new regions, as well as increased demand and market share for existing products. Despite macroeconomic headwinds and the depreciation of some local currencies, we continued to make significant progress on our strategy of building an integrated healthcare organization that will capture the benefits of our organic and inorganic growth.

“The cadence of new product launches and product rollouts to new regions combined to deliver 11% revenue growth on a constant currency basis during the quarter compared to 3Q21, supported by product development and new launches. With our strong focus on continuous innovation and internationalization, we continue to expand our portfolio within selected therapy areas and geographies. We have launched over 40 products in Colombia during the first nine months of 2022 and continuing with our geo expansion, we have launched approximately 100 products in the rest of the region, in the same period.

“We are delivering double-digit growth on a constant currency basis, and those results support our belief that we are making the necessary investment in our business and that the key drivers and competitive advantages are in place to execute our long-term strategy, despite currency headwinds.

“Looking ahead, we continue to expect to close on our Grupo Somar acquisition by the end of the year which will represent a significant step forward for our regional consolidation strategy, expanding our reach in Mexico. Our West Palm Beach facility pipeline of RX product development has been growing as expected, and we have a positive perspective for the next twelve months.

“In summary, while we are experiencing headwinds in the second half of this year, we believe we are well positioned to build significant momentum in 2023 as we drive growth, expand our portfolio and continue to focus on our roll-up strategy – all with the goal of building sustainable value for our shareholders over the long-term. I look forward to driving new momentum towards the realization of Procaps’s significant potential,” said Minski.

Procaps Chief Financial Officer, Patricio Vargas, commented:

“We ended the third quarter of 2022 with revenue increase of 11% over the same period of the previous year on a constant currency basis, and 15% in the first nine months, driven by multiple therapeutic areas across the company. We believe our ongoing discipline in the execution of our growth strategy, combined with the soundness of our core business operations, will position us for continued growth as the macroeconomic environment normalizes.

Currency devaluation during the last few months in some of our markets negatively impacted our 3Q22 revenues by $8 million compared to the third quarter of 2021 and by $16 million in the first nine months of the year compared to the same period in the prior year.

“Our gross margin remains robust at 61% both for the 3Q22 as well as for the 9M22, positively impacted by the portfolio mix during the third quarter.

To address the specific headwinds, we have been facing in these past months, we have been proactive in seeking out new ways to strengthen our multi-prong growth strategy that we expect will continue to deliver growth in our core markets with strong cash generation to the bottom line.

“Our strategy going forward will continue to prioritize high value uses for our capital, with an emphasis on reinvesting in our business by funding our internal R&D and innovation initiatives. With our substantial efforts to establish the necessary building blocks for growth, including our recent acquisition announcement, I’m confident that we are well positioned to achieve our near and long-term goals.

“Looking to 4Q22 and 2023, we expect to see continuing challenges and uncertainties, such as a possible recession in the United States and Europe, supply chain disruptions, and the continued depreciation of the currencies in the markets where we operate.

Despite these possibilities, we believe the diversified nature of our businesses, our efforts to meet these challenges, and ongoing expansion at every level of the Company, position us to combat potential challenges ahead and to continue our growth. The mid-term outlook for growth is positively driven by our product pipeline which is paramount to sustain our growth.,” concluded Vargas.

Innovation & Launches

Total R&D expenses, including the amount capitalized as intangible assets, totaled $7 million in 3Q22, 6% of total net revenues in the period. For 9M22, total R&D expenses totaled $20 million (7% of net revenues).

Our renewal rate (% of net revenues from new products launched in the last 36 months) was 24% during 9M22. Launches depend on registration approval from regulatory agencies, and we could have phasing from quarter to quarter, depending on the time of the approval. Our goal continues to be at 25%. Looking only at the 3Q22, the renewal rate was 30%.

We have registered over 160 products in the region, and we have 180 products under registration process.

Ramp up for products launched during the first nine months of the year is going well, highlighted by Aludel, Dolofen Flu, Mentsi and Papilo Care in Colombia. Looking at the geo expansion launches, women health, cardiovascular, and gastro products are also performing well according to the expected ramp up.

Third Quarter 2022 & Nine Months 2022 Financial Results

Net Revenues

Net revenues totaled $110.4 million in 3Q22, compared to net revenues of $106.8 million for 3Q21, representing a growth of 3.3% year-over-year. On a constant currency basis, net revenues increased by 10.9% from 3Q21 to 3Q22.

The increase is mainly driven by positive performances in the Nextgel and CASAND business segments, and the quarter was negatively impacted by macroeconomic headwinds, particularly the depreciation of some local currencies in those countries where Procaps operates as well as supply chain challenges, such as higher prices and supplier delivery delays which led to backorders.

Net revenues totaled $308.5 million in 9M22, compared to net revenues of $283.2 million for 9M21, increasing 8.9%. On a constant currency basis, net revenues increased by 14.6% from 9M21 to 9M22.

Net revenue by strategic business segment is shown below:

	3Q22	%NR	3Q22*	3Q21	%NR	Δ%	Δ%*
CAN	14.4	13.1%	14.5	14.1	13.2%	2.3%	2.5%
CASAND	17.7	16.0%	17.9	13.2	12.3%	34.7%	36.2%
Diabetrics	5.0	4.5%	5.7	7.3	6.8%	-31.4%	-21.9%
Nextgel	36.4	33.0%	38.5	31.4	29.4%	15.9%	22.5%
Procaps Colombia	36.8	33.4%	41.9	40.9	38.3%	-9.9%	2.5%
Total Net Revenues	110.4	100.0%	118.5	106.8	100.0%	3.3%	10.9%

	9M22	%NR	9M22*	9M21	%NR	Δ%	Δ%*
CAN	42.5	13.8%	42.6	31.2	11.0%	36.5%	36.7%
CASAND	47.4	15.4%	47.8	38.3	13.5%	23.7%	24.8%
Diabetrics	15.5	5.0%	17.1	20.4	7.2%	-23.8%	-16.1%
Nextgel	94.7	30.7%	97.8	83.9	29.6%	12.9%	16.6%
Procaps Colombia	108.3	35.1%	119.2	109.5	38.6%	-1.1%	8.9%
Total Net Revenues	308.5	100.0%	324.5	283.2	100.0%	8.9%	14.6%

*	Constant currency basis

Central America North (CAN)

Net revenues for the CAN business segment were $ 14.4 million in 3Q22, an increase of 2.3% vs. 3Q21, primarily as a result of the performance for Rx products, such as Muvett and Citragel and the roll out of new products. The higher than expected orders from 3Q21 led to a higher comparison basis.

Net revenues totaled $42.5 million in 9M22 with an increase of 36.5% versus 9M21, positively impacted by our performance in Guatemala and Nicaragua, which presented double-digit growth in sales and the strengthening of promotional lines by expanding its portfolio, especially in gastrointestinal, cardiovascular, and feminine care therapeutic areas. On a constant currency basis, net revenues increased by 36.7% from 9M21 to 9M22.

Central America South and Andean Region (CASAND)

Net revenues for the CASAND business segment totaled $ 17.7 million in 3Q22, an increase of 34.7% when compared to 3Q21, mainly due to the continued strengthening of existing brands in key growth markets through increased market share, such as Alercet D and Gestavit DHA and the rollout of new products, such as Fortzink Ultra, Dayflu Active.

Dominican Republic and Ecuador, among others, showed positive performance, presenting double-digit growth.

Net revenues grew 23.7% in 9M22 vs. 9M21, totaling $47.4 million, supported by higher overall demand and roll-out of new products. On a constant currency basis, net revenues increased by 24.8% from 9M21 to 9M22.

During 2Q22, we launched a cardio line in several countries, with emphasis on Ferovas, which has patented Unigel technology, and Mentsi. Sales started ramping up during 3Q22.

Diabetrics

Diabetrics net revenues decreased 31.4% when compared with 3Q21. On a constant currency basis, net revenues decreased by 21.9% from 3Q21 to 3Q22

We had a 6-month delay in our plant for one of our insulin products, due to problems with the supplier of the device. We have now started to sell the product and the first indications of ramp-up and acceptance of the product are promising.

This business segment was also negatively impacted by the delay in Invima (Colombia National Food and Drug Surveillance Institute) to register some products, since they had some cybersecurity issues, and several registration processes were delayed. We were expecting to launch several follow-on products that were going to replace the older versions, and we weren´t able to do so, yet.

Due to the currency devaluation and increased costs, we are seeking to develop new channels in the private sector and other EPSs to maintain margins and sustain the business in the long term.

Net revenues totaled $15.5 million in 9M22, a decrease of 23.8% when compared to 9M21, for the same reasons explained above. On a constant currency basis, net revenues decreased by 16.1% from 9M21 to 9M22.

The roll out of this business model to the other countries is going according to plan and we are expecting launches during the first half of 2023.

Nextgel

Net revenues for Nextgel business segment were $36.4 million in 3Q22, a 15.9% increase versus 3Q21, supported mainly by the launch of new products with some partners, the increase in sales of existing products and the increase in product development services, which will support our future growth. On a constant currency basis, net revenues increased by 22.5% from 3Q21 to 3Q22

Net revenues totaled $94.7 million in 9M22, an increase of 12.9%, highlighted by the strong demand for pharmaceutical manufacturing in the region and portfolio expansion with regional and global current partners. On a constant currency basis, net revenues increased by 16.6% from 9M21 to 9M22.

Procaps Colombia

Net revenues for the Procaps Colombia segment totaled $36.8 million in 3Q22, a 9.9% decrease versus 3Q21, impacted by the currency devaluation, and the slower pace of sales of the most relevant Clinical Specialties products for the ICU, due to higher than usual inventory cycles in the distributors. On a constant currency basis, net revenues increased by 2.5% from 3Q21 to 3Q22.

The Farma Procaps and VitalCare business units are growing above 20% in sales in 9M22 when compared with 9M21, primarily due to the demand increase of its leading brands in the market, such as Gestavit, Citragel, Muvett S, and others, as well as the performance of new products.

Net revenues totaled $108.3 million in 9M22, a decrease of 1.1%, negatively impacted by the devaluation of Colombian pesos. On a constant currency basis, net revenues increased by 8.9% from 9M21 to 9M22.

Gross Profit

Gross profit increased by $5.3 million, or 8.5%, to $67.6 million in 3Q22, compared to $62.3 million in 3Q21.

Gross profit grew 17.0% in 9M22, totaling $187.3 million in 9M22 from $160.1 million in 9M21.

	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Net Revenues	110.4	106.8	3.3%	308.5	283.2	8.9%
COGS	(42.8)	(44.6)	-3.9%	(121.1)	(123.2)	-1.6%
Gross Profit	67.6	62.3	8.5%	187.3	160.1	17.0%
Gross Margin	61.2%	58.3%	292.0 bps	60.7%	56.5%	421.2 bps

Gross margin was 61.2% in 3Q22 and gross margin for the 9M22 was 60.7%, an increase of 421.2 bps compared to 9M21.

Operating Expenses

Operating expenses totaled $59.9 million in 3Q22, aligned with our investments in brands to expand market share, build the structure, and prepare the company for future growth. Operating expenses totaled $162.6 million in 9M22.

SG&A totaled $50.2 million in 3Q22, an increase of 14.5% vs. 3Q21, representing 45.5% of total net revenues. In 9M22, SG&A totaled $149.4 million, an increase of 18.7% (48.4% of total net revenues).

	3Q22	%NR	3Q21	%NR	Δ%	9M22	%RL	9M21	%RL	Δ%
Sales and marketing expenses	(25.9)	23.4%	(22.8)	21.4%	13.3%	(71.7)	23.2%	(61.2)	21.6%	17.2%
Administrative expenses	(24.3)	22.0%	(21.0)	19.7%	15.8%	(77.7)	25.2%	(64.7)	22.8%	20.2%
Other expenses	(9.7)	8.8%	(75.0)	70.2%	-87.1%	(13.2)	4.3%	(77.1)	27.2%	-82.9%
Total Operational Expenses	(59.9)	54.3%	(118.9)	111.3%	-49.6%	(162.6)	52.7%	(203.0)	71.7%	-19.9%

Sales and marketing expenses totaled $25.9 million in 3Q22, an increase of 13.3% vs. 3Q21. In 9M22, the increase was 17.2% totaling $71.7 million from $61.2 million in 9M21. The increase in both periods was mainly due to the return of events and commercial efforts post pandemic, especially in CASAND to support top line growth, and the hiring of personnel for the West Palm Beach plant.

Administrative expenses totaled $24.3 million in 3Q22, an increase of 15.8% vs. 3Q21, primarily driven by increased personnel costs, including costs associated with being a public company, and increased professional fees related to legal and consulting services. It was also impacted by costs associated with the structuring of the company for future growth. During 9M22, total administrative expenses were $77.7 million, an increase of 20.2% when compared to 9M21.

Other expenses are related mainly to the impact of exchange rate differences (approximately $13 million) in 3Q22, impacted mostly by approximately 15% depreciation of the Colombian Peso in relation to the US dollar. In 2021, there was a one-time listing expense related to the business combination. It is the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments.

Contribution Margin

The Contribution Margin is determined by subtracting sales and marketing expenses from gross profit. This is an important measure to understand each business segment’s performance.

	3Q22	%NR	3Q22*	3Q21	%NR	Δ%	Δ%*
CAN	3.2	7.7%	3.2	5.4	12.8%	-40.6%	-40.6%
CASAND	8.1	19.3%	8.2	4.9	11.6%	65.1%	67.4%
Diabetrics	1.9	4.5%	2.1	1.9	4.6%	-4.1%	5.9%
Nextgel	16.0	38.3%	17.3	17.7	41.9%	-9.6%	-2.0%
Procaps Colombia	12.6	30.2%	15.2	12.3	29.1%	2.6%	23.8%
Total Contribution Margin	41.7	100.0%	45.9	42.1	100.0%	-1.1%	9.0%

	9M22	%NR	9M22*	9M21	%NR	Δ%	Δ%*
CAN	11.6	10.0%	11.6	9.9	10.0%	17.5%	17.7%
CASAND	19.9	17.2%	20.1	13.9	14.0%	43.6%	45.1%
Diabetrics	3.2	2.8%	3.6	4.5	4.5%	-28.5%	-20.2%
Nextgel	43.7	37.7%	45.7	37.8	38.3%	15.4%	20.8%
Procaps Colombia	37.5	32.3%	42.7	33.7	34.1%	11.1%	26.6%
Total Contribution Margin	115.8	100.0%	123.7	98.9	100.0%	17.2%	25.1%

*	Constant currency basis

CASAND, Nextgel and Procaps Colombia business segments have shown significant improvement in contribution margin in 9M22, when compared to 9M21, positively impacted by our ongoing efforts of portfolio profitability evaluation.

In 3Q22, Nextgel contribution margin for the quarter was impacted by all the expenses associated with the new production facilities in Florida (Sofgen Pharmaceutical WPB and the Miramar facility for Funtrition) which are in the process of consolidating all its operations. CAN contribution margin was impacted by an increase in marketing and promotion expenses, which includes medical samples, media investments, and the Procaps Experience event (an event to promote the RX portfolio). This was mainly a phasing of expenses that concentrated mostly in the 3Q22, such as events and marketing promotions.

CASAND contribution margins showed significant improvement for the quarter as well, positively impacted by the sale of a better mix in Dominican Republic and the overall increase in revenues. Procaps Colombia showed significant improvement in constant currency. Diabetrics also showed improvement in constant currency, negatively affected by the impact on revenues explained above.

EBITDA

Adjusted EBITDA1 totaled $22.9 million in 3Q22, a decrease of 9.5% when compared to $25.3 million for 3Q21. In 9M22, adjusted EBITDA totaled $59.6 million, an increase of 3.0% vs. 9M21.

Adjusted EBITDA margin was 20.7% for 3Q22, impacted by higher SG&A expenses.

	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Net Income	22.6	(110.8)	n.a.	32.1	(128.5)	n.a.
Financial expenses	(22.7)	50.7	n.a.	(18.5)	79.2	n.a.
Income tax	7.8	3.6	118.9%	11.1	6.3	75.0%
D&A	4.0	4.5	-10.0%	12.4	13.4	-7.3%
EBITDA	11.7	(52.2)	n.a.	37.1	(29.5)	n.a.
Listing expense[1]	-	73.9	n.a.	-	73.9	n.a.
FX translation adjustments[2]	9.0	0.6	1444.4%	12.2	2.3	422.2%
Transaction expenses[3]	1.3	1.4	-6.2%	7.4	7.2	2.59%
Other expenses[4]	0.9	1.5	-41.1%	3.0	3.9	-24.6%
Adjusted EBITDA	22.9	25.3	-9.5%	59.6	57.8	3.0%
Adjusted EBITDA margin	20.7%	23.6%	-293.8 bps	19.3%	20.4%	-110.2 bps

Financial Expenses

The net financial expenses totaled a gain of $22.7 million in 3Q22, impacted by the net fair value of the Procaps ordinary shares held in escrow, which is a non-cash item. Excluding this effect, net financial expenses totaled $7.0 million, mostly impacted by the interest expenses ($6.3 million in 3Q22).

[1]	Table above – EBITDA - shows Adjusted EBITDA and a reconciliation of net income, which the Company believes is the most comparable IFRS measure, to Adjusted EBITDA. See under “Reconciliation” on the Appendix for a detailted adjustments explanations.

	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Banking expenses and fees	(0.3)	(0.5)	-25.8%	(1.1)	(1.8)	-36.8%
Others financial expenses	(0.4)	(0.1)	169.5%	(0.8)	(0.5)	54.9%
Net fair value gain of shares held in escrow	28.6	-	-	36.3	-	-
Net fair value gain of warrants liabilities	1.2	-	-	1.8	-	-
Interest expenses	(6.3)	(50.1)	-87.4%	(17.6)	(76.9)	-77.1%
Net Financial Expenses	22.7	(50.7)	n.a.	18.5	(79.2)	n.a.

Net Income

Procaps reported a net income of $22.6 million for 3Q22 as compared to a net loss of $110.8 million in 3Q21.

Net income totaled $32.1 million for 9M22, compared to a net loss of $128.5 million for 9M21.

	3Q22	3Q21	Δ%	9M22	9M21	Δ%
EBIT	7.6	(56.6)	n.a.	24.7	(42.9)	n.a.
Net Financial Expenses	22.7	(50.7)	n.a.	18.5	(79.2)	n.a.
EBT	30.4	(107.3)	n.a.	43.2	(122.1)	n.a.
Income Tax	(7.8)	(3.6)	119%	(11.1)	(6.3)	75%
Net Income	22.6	(110.8)	n.a.	32.1	(128.5)	n.a.

Indebtedness

As of September 30, 2022, our total gross debt was $253.9 million, compared to $253.4 million as of December 31, 2021.

Gross debt consisted mainly of the Senior Notes in the amount of $113.3 million; other loans in the amount of $61.2 million and the syndicated loan in the amount of $40.4 million. The total gross debt is at an average cost of 8.5%.

Cash totaled $27.2 million as of September 30, 2022, as compared to $72.1 million as of December 31, 2021, impacted mainly by the increase in working capital to mitigate some supply chain challenges (approximately $10 million), increased expenses for being a listed public company and financing and M&A projects (approximately $15 million) and expansion CAPEX (approximately $7 million) to support future growth.

Total net debt as of September 30, 2022, totaled $226.6 million, of which approximately 67.3% consisted of long-term obligations.

	9M22		YE 2021
Short Term	83.0		74.6
Long Term	170.8		178.7
Gross Debt	253.9		253.4
Cash and cash equiv.	27.2		72.1
Net Debt	226.6		181.3
Adjusted EBITDA LTM	101.4		99.7
Net Debt / Adj. EBITDA	2.2	x	1.8	x

Net debt/Adjusted EBITDA for the last 12 months (“LTM”) was 2.2x for 3Q22, compared to 1.8x for the year ended December 31, 2021.

Capital Expenditures (“CAPEX”)

As of September 30, 2022, CAPEX totaled $23.1 million, comprising of $15.3 million of property, plant & equipment (“PP&E”) (5.0% of net revenues) and $7.8 million of intangible CAPEX (2.5% of net revenues).

PP&E CAPEX refers mainly to the construction of the new Miramar site for Funtitrion, the increase of installed capacity in our plants and the expansion of analytical lab capacity.

Intangible CAPEX refers mainly to investments in the development of new products and product´s sanitary registration fees.

The investments are aligned with our strategic growth plan to increase production capacity, facilities improvement and increase capacity to develop new products.

	9M22	% NR	2021	% NR	Δ%
Intangible CAPEX	7.8	2.5%	5.9	1.4%	31.5%
PP&E CAPEX	15.3	5.0%	10.9	2.7%	39.9%
Total CAPEX	23.1	7.5%	16.8	4.1%	36.9%

Cash Flow

Cash flow from operating activities during 9M22 was $22.0 million, mainly impacted by changes in working capital especially due to the increase in inventories, CAPEX and R&D investments.

	9M22	9M21	Δ%
Accounting EBITDA	37.1	(29.5)	n.a.
Other adjustments to cash flow	4.1	79.4	-94.9%
Changes in working capital	(13)	4.8	n.a.
Cash from operations	27.9	54.7	-49.0%
Interest paid	(1.3)	(1.4)	-8.2%
Dividends received	-	0.3	n.a.
Income tax paid	(4.6)	(2.7)	69.3%
Operating Cash Flow	22.0	50.9	-56.7%
CAPEX and R&D investments	(20.5)	(16.8)	22.2%
Free Cash Flow	1.5	34.1	-95.6%
Financing Cash Flow	(41.5)	76.4	n.a.
Increase (Decrease) in Cash	(40.0)	110.6	n.a.

Cash conversion cycle was 111 days ($134.4 million).

(days)	4Q21	1Q22	2Q22	3Q22
Account receivables (DSO)	103	96	100	107
Inventories (DIO)	70	85	83	83
Suppliers (DPO)	75	78	76	79
Working Capital	98	103	107	111

About Procaps Group

Procaps Group, S.A. ("Procaps”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,300 employees working under a sustainable model. Procaps develops, manufactures, and markets over the counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

APPENDIX

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Net Debt-to-Adjusted EBITDA ratio, Contribution Margin and net revenue on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt-to- Adjusted EBITDA ratio

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II (“Union”), certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to- Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to- Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It, therefore, may not be possible to compare our use of these non-IFRS financial measures with those used by other companies.

Appendix A-1

Portfolio Overview

Procaps´s portfolio is comprised by 5 business lines: Nextgel, Diabetrics, Farma Procaps, Clinical Specialties, and Vital Care.

Nextgel

Nextgel is the iCDMO (integral contract development and manufacturing organization) arm of Procaps. We develop and manufacture proprietary Softgel technology, such as Unigel, Versagel, Chewgel, G-tabs and specialized gummies. We export to over 50 countries and partner with global and regional pharmas. This is exclusively a B2B channel.

Diabetrics

Diabetrics is a health solution for diabetes patients. It is a patient-centric solution, offering a comprehensive portfolio of products and differentiated services. This solution is offered in Colombia, and we expect to launch in Central America and Mexico beginning in 2023.

Farma Procaps

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high-growth portfolio that focuses on nine therapeutic areas: feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory.

Clinical Specialties

Clinical Specialties business line develops, manufactures, and markets high-complexity drugs for hospitals and clinics, such as antibiotics, blood clots, immunosuppressants, oncology, and analgesics products.

VitalCare

VitalCare business line develops, manufactures, and markets OTC consumer healthcare products through an extensive portfolio focused on high-prevalence therapeutic areas, including gastrointestinal, skin care, cough, and cold, analgesics, urological, and vitamins, minerals, and supplements.

Our Farma Procaps, VitalCare and Clinical Specialties business units are part of three business segments: CAN, CASAND, and Procaps Colombia.

Procaps Colombia primarily serves the Colombian market; CAN primarily serves the Honduras, Nicaragua, El Salvador, United States, and Guatemala markets; and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru, and Bolivia markets.

Appendix A-2

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

for the three and nine months ended September 30, 2022 and 2021

	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Net Income	22.6	(110.8)	n.a.	32.1	(128.5)	n.a.
Financial expenses	(22.7)	50.7	n.a.	(18.5)	79.2	n.a.
Income tax	7.8	3.6	118.9%	11.1	6.3	75.0%
D&A	4.0	4.5	-10.0%	12.4	13.4	-7.3%
EBITDA	11.7	(52.2)	n.a.	37.1	(29.5)	n.a.
Listing expense[1]	-	73.9	n.a.	-	73.9	n.a.
FX translation adjustments[2]	9.0	0.6	1444.4%	12.2	2.3	422.2%
Transaction expenses[3]	1.3	1.4	-6.2%	7.4	7.2	2.59%
Other expenses[4]	0.9	1.5	-41.1%	3.0	3.9	-24.6%
Adjusted EBITDA	22.9	25.3	-9.5%	59.6	57.8	3.0%
Adjusted EBITDA margin	20.7%	23.6%	-293.8 bps	19.3%	20.4%	-110.2 bps

(1)	Listing expenses of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments

(2)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of September 30, 2022 and 2021

(3)	Transaction expenses primarily include (i) consulting and legal fees and expenses related to operations in the amount of $3.3 million (ii) consulting and legal fees and expenses related to acquisitions and other transactions in the amount of $2.3 million, (iii) incremental director & officer policy insurance costs incurred of $0.9 million in connection with the Business Combination.

(4)	Other expenses consist of business transformation initiatives implemented during the six months ended September 30, 2022.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present net revenue on a constant currency basis. We calculate constant currency by calculating nine month-end period for the nine months ended September 30, 2022 using prior-period (nine months ended September 30, 2021) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $3,697.10 per U.S. $1.00 and R$5.3317 per U.S. $1.00, respectively, for the nine months ended September 30, 2021. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Contribution Margin

We define Contribution Margin as gross profit less selling expenses. Contribution Margin is one of the key performance indicators we use in evaluating our profitability. We believe Contribution Margin is useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry.

Appendix A-3

The following table provides a reconciliation from gross profit to Contribution Margin for the three months and nine months ended September 30, 2022 and 2021.

USD$MM	3Q21	9M22	3Q22	9M22

Nextgel
Net Revenues	31.4	83.9	36.4	94.7
COGS	(13.8)	(39.1)	(16.8)	(41.7)
Gross Profit	17.7	44.8	19.6	53.0
Gross margin %	56.2%	53.4%	53.8%	56.0%
Sales and marketing expenses	(2.7)	(9.7)	(3.6)	(9.3)
Contribution margin	14.9	35.1	16.0	43.7
Contribution margin %	47.6%	41.9%	43.8%	46.1%
		-		-
Procaps Col
Net Revenues	40.9	109.5	36.8	108.3
COGS	(20.4)	(54.4)	(16.8)	(48.9)
Gross Profit	20.4	55.1	20.1	59.4
Gross margin %	50.0%	50.3%	54.4%	54.9%
Sales and marketing expenses	(8.1)	(21.3)	(7.4)	(21.9)
Contribution margin	12.3	33.7	12.6	37.5
Contribution margin %	30.1%	30.8%	34.2%	34.6%
		0%		0%
CAN
Net Revenues	14.1	31.2	14.4	42.5
COGS	(4.1)	(9.5)	(5.6)	(15.5)
Gross Profit	10.1	21.7	8.8	27.1
Gross margin %	71.3%	69.5%	61.2%	63.6%
Sales and marketing expenses	(4.7)	(11.8)	(5.6)	(15.5)
Contribution margin	5.4	9.9	3.2	11.6
Contribution margin %	38.1%	31.6%	22.1%	27.2%
		0		0
CASAND
Net Revenues	13.2	38.3	17.7	47.4
COGS	(2.5)	(8.4)	(1.7)	(6.8)
Gross Profit	10.7	29.9	16.0	40.6
Gross margin %	81.3%	78.1%	90.3%	85.7%
Sales and marketing expenses	(5.8)	(16.0)	(7.9)	(20.7)
Contribution margin	4.9	13.9	8.1	19.9
Contribution margin %	37.1%	36.2%	45.5%	42.0%
		0		0
Diabetrics
Net Revenues	7.3	20.4	5.0	15.5
COGS	(3.8)	(11.8)	(1.9)	(8.3)
Gross Profit	3.4	8.6	3.1	7.3
Gross margin %	47.0%	42.2%	61.8%	46.8%
Sales and marketing expenses	(1.5)	(4.1)	(1.2)	(4.1)
Contribution margin	1.9	4.5	1.9	3.2
Contribution margin %	26.7%	21.9%	37.3%	20.6%
		0		0
Total
Net Revenues	106.8	283.2	110.4	308.5
COGS	(44.6)	(123.2)	(42.8)	(121.1)
Gross Profit	62.3	160.1	67.6	187.3
Gross margin %	58.3%	56.5%	61.2%	60.7%
Sales and marketing expenses	(22.8)	(63.9)	(25.9)	(71.7)
Contribution margin	39.4	96.1	41.7	115.6
Contribution margin %	36.9%	34.0%	37.8%	37.5%

Appendix A-4

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021 As restated[1]
Revenue	$110,403	$106,829	$308,453	$283,206
Cost of sales	(42,845)	(44,577)	(121,139)	(123,152)
Gross profit	67,558	62,252	187,314	160,054

Sales and marketing expenses	(25,875)	(22,841)	(71,697)	(61,191)
Administrative expenses	(24,337)	(21,011)	(77,737)	(64,670)
Finance income/(expense), net	22,748	(50,651)	18,539	(79,242)
Other expenses, net	(9,706)	(75,024)	(13,209)	(77,096)
Income/(Loss) before tax	30,388	(107,275)	43,210	(122,145)

Income tax expense	(7,808)	(3,566)	(11,104)	(6,342)
Income/(Loss) for the period	$22,580	$(110,841)	$32,106	$(128,487)

Income/(Loss) for the period attributable to:
Owners of the Company	22,580	(110,897)	32,106	(128,865)
Non-controlling interests	—	56	—	378

Earnings per share:
Basic, income/(loss) for the period attributable to ordinary equity holders of the Company[2]	0.22	(1.14)	0.32	(1.32)

Appendix A-5

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021 As restated[1]
Income/(Loss) for the period	$22,580	$(110,841)	$32,106	$(128,487)

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability	—	—	—	84
Income tax relating to items that will not be reclassified subsequently to profit or loss	—	—	—	(29)
Net of Tax	—	—	—	55
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(3,513)	567	(4,279)	(3,949)
Other comprehensive (loss)/income for the period, net of tax	(3,513)	567	(4,279)	(3,894)
Total comprehensive income/(loss) for the period	$19,067	$(110,274)	$27,827	$(132,381)

Total comprehensive income/(loss) for the period attributable to:
Owners of the Company	19,077	(110,330)	27,827	(132,759)
Non-controlling interests	(10)	56	—	378

1	Refer to Note 2.2. Restatement of Previously Issued Financial Statements

Appendix A-6

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of September 30, 2022 and December 31, 2021

(In thousands of United States Dollars, unless otherwise stated)

	As of September 30, 2022	As of December 31, 2021
Assets
Non-current assets
Property, plant and equipment, net	74,128	72,638
Right-of-use assets	41,039	40,167
Goodwill	6,668	6,803
Intangible assets	31,278	30,171
Investments in joint ventures	2,195	2,443
Other financial assets	220	256
Deferred tax assets	7,839	7,067
Other assets	4,448	4,531
Total non-current assets	$167,815	$164,076
Current assets
Cash	27,215	72,112
Trade and other receivables, net	129,284	117,449
Inventories, net	100,361	79,430
Amounts owed by related parties	2,698	1,147
Current tax assets	32,155	22,082
Other current assets	11,643	5,839
Total current assets	$303,356	$298,059
Total assets	$471,171	$462,135

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital	1,011	1,011
Share premium	377,677	377,677
Reserves	45,743	42,749
Accumulated deficit	(401,947)	(431,059)
Accumulated other comprehensive loss	(32,057)	(27,778)
Equity (deficit) attributable to owners of the company	$(9,573)	$(37,400)
Non-controlling interest	(940)	(940)
Total equity (deficit)	$(10,513)	$(38,340)
Non-Current liabilities
Borrowings	170,818	178,720
Warrant liabilities	21,325	23,112
Shares held in escrow	65,543	101,859
Deferred tax liabilities	2,409	6,070
Other liabilities	2,138	2,750
Total non-current liabilities	$262,233	$312,511
Current liabilities
Borrowings	83,039	74,646
Trade and other payables, net	95,272	85,381
Amounts owed to related parties	3,523	8,450
Current tax liabilities	21,080	11,756
Provisions	111	501
Other liabilities	16,426	7,230
Total current liabilities	$219,451	$187,964
Total liabilities and stockholders’ equity (deficit)	$471,171	$462,135

Appendix A-7

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the nine months ended September 30, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	For the nine months ended September 30
	2022	2021 As restated[1]
Operating activities
Income/(Loss) for the period	$32,106	$(128,487)
Adjustments to reconcile net gain (loss) with net cash from operating activities:
Depreciation of property, plant and equipment	4,481	4,184
Depreciation of right-of-use assets	4,539	3,281
Amortization of intangibles	3,365	5,892
Income tax expense	11,104	6,342
Finance (income)/expense	(18,539)	79,242
IFRS 2 Share-based payment expense (listing expense)	—	73,917
Share of result of joint ventures	239	(371)
Net (gain)/loss on sale of property, plant and equipment	(503)	710
Inventory provision	2,475	3,263
Provision for bad debt	1,830	741
Provisions	9	1,182
Cash flow from operating activities before changes in working capital	41,106	49,896

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables	(13,020)	(14,271)
Amounts owed by related parties	(1,555)	(835)
Inventories	(22,851)	(15,523)
Current tax assets	(10,073)	(4,540)
Other current assets	(5,803)	(563)
Trade and other payables	32,800	23,435
Amounts owed to related parties	1,637	(252)
Current tax liabilities	(1,625)	(1,120)
Other liabilities	7,573	20,309
Provisions	(408)	(1,182)
Other financial assets	36	321
Other assets	83	(946)
Cash generated from operations	27,900	54,729

Interest paid	(1,261)	(1,373)
Dividends received	—	300
Income tax paid	(4,589)	(2,711)
Cash flow provided by operating activities	$22,050	$50,945

Investing activities
Acquisition of property, plant and equipment	(15,293)	(10,933)
Proceeds from sale of property, plant and equipment	2,653	26
Acquisition of intangibles	(7,757)	(5,898)
Advances to related parties	(138)	—
Cash flow used in investing activities	$(20,535)	$(16,805)

Financing activities
Proceeds from borrowings	77,253	125,335
Payments on borrowings	(97,290)	(115,642)
Payments to related parties	(6,625)	(3,577)
Interest paid on borrowings	(10,028)	(10,316)
Payment of lease liabilities	(4,858)	(4,354)
Redeemed shares	—	(45,000)
Cash obtained in acquisition	—	129,986

Cash flow (used in) generated from financing activities	$(41,548)	$76,432

Net (decrease) increase in cash	(40,033)	110,572
Cash at beginning of the period	72,112	4,229
Effect of exchange rate fluctuations	(4,864)	(14,609)
Cash at end of the period	$27,215	$100,192

Non-cash financing and investing activities[2]	$42,328	$44,137

Appendix A-8

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include expectations related to the timing and completion of the acquisition of Grupo Somar; expectations related to the integration of Grupo Somar and Procaps’ presence in Mexico; estimated percentage of total revenues of the combined companies to be generated by Grupo Somar following the consummation of the acquisition; expectations regarding the pipeline of Rx products; expectations regarding the construction of a new gummy manufacturing facility; expectation regarding the increase in Procaps’ product development capabilities due to the operation of the West Palm Beach facility; expectations regarding a recession in the United States and Europe, depreciation of currencies in markets where we operate and supply chain disruptions; expectations regarding the launch of the Diabetrics solution in in El Salvador, Peru, and Mexico; and expectations regarding Procaps’ roll-up strategy and a multi-prong growth strategy of innovative pharmaceutical solutions and new expansion initiatives. Such forward-looking statements concerning revenues, earnings, performance, strategies, synergies, prospects and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. Several factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition of the Grupo Somar , the impact of COVID-19 on Procaps’ business, costs related to the acquisition and integration of the Grupo Somar, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Appendix A-9